Filed Pursuant to Rule 433

Registration No. 333-266775

Term Sheet

July 19, 2023

Issuer:	American Honda Finance Corporation

Issuer Legal Entity Identifier:	B6Q2VFHD1797Q7NZ3E43

Security:	Fixed Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt Ratings*:	Moody’s Investors Service, Inc.: A3 (stable outlook) Standard & Poor’s Ratings Services: A- (stable outlook)

ISIN/Common Code/CUSIP:	XS2657613720 / 265761372 / 026657 AU0

Trade Date:	July 19, 2023

Original Issue Date:	July 25, 2023 (T+4)

Stated Maturity Date:	October 25, 2027

Principal Amount:	€750,000,000

Benchmark Government Security:	OBL 1.300% due October 15, 2027

Benchmark Government Security Yield:	2.572%

Spread to Benchmark Government Security:	+130.4 bps

Mid-Swap Yield:	3.276%

Re-Offer Yield:	3.876%

Re-Offer Spread to Mid-Swaps:	+60 bps

Price to Public:	99.528%

Commission:	0.303%

Net Proceeds to Issuer:	99.225% / €744,187,500

Interest Rate:	3.750% per annum, accruing from July 25, 2023

All-in-Yield:	3.955%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each October 25, beginning on October 25, 2023 (short first coupon), and at maturity

Day Count Convention:	Actual / Actual (ICMA)

Currency of Payment:	Euro

Payment of Additional Amounts:	Yes, as provided in the preliminary pricing supplement dated July 19, 2023 (the “Preliminary Pricing Supplement”).

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Optional Redemption:	Comparable Government Bond Rate +20 bps, plus unpaid interest, if any, accrued thereon to but excluding the redemption date, as provided in the Preliminary Pricing Supplement.

Listing:	Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Business Day Convention:	If any Interest Payment Date, the Stated Maturity Date or earlier redemption date falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the applicable payment was due, and no interest will accrue on the amount so payable for the period from and after such Interest Payment Date, the Stated Maturity Date or earlier redemption date, as the case may be, to the date of such payment on the next succeeding Business Day.

Record Dates:	15th calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date.

Trustee and Paying Agent:	Deutsche Bank Trust Company Americas

Registrar and Transfer Agent:	Deutsche Bank Trust Company Americas

Business Days:	Any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or London are authorized or required by law, regulation or executive order to close and (ii) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (T2) or any successor thereto, is open.

Minimum Denominations:	€100,000 and €1,000 increments thereafter

Joint Book-Running Managers:	Australia and New Zealand Banking Group Limited Barclays Bank PLC Deutsche Bank AG, London Branch J.P. Morgan Securities plc

Co-Managers:	BNP Paribas Citigroup Global Markets Limited ING Bank N.V., Belgian Branch Mizuho International plc

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

Notice to Prospective Investors in Japan

The Notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “FIEA”) on the basis that the solicitation for subscription of the Notes falls within the definition of “solicitation to qualified institutional investors” as defined in Article 2, paragraph 3, item 2 (I) of the FIEA and Article 10 of the Ministerial Ordinance Concerning Definitions. Such solicitation shall be subject to the condition that qualified institutional investors (as defined under the FIEA, “QIIs”) who desire to acquire the Notes shall be notified that it may transfer the Notes only to another QII. Any QII who acquires the Notes shall be deemed to have agreed to such transfer restriction.

Accordingly, the Notes have not been and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except in a private placement to QIIs as described above pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the time of such offering or sale.

MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA or in the UK.

This term sheet supplements the Preliminary Pricing Supplement, the prospectus supplement dated August 11, 2022 and the related prospectus dated August 11, 2022; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement or the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus, prospectus supplement, the Preliminary Pricing Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by contacting Australia and New Zealand Banking Group Limited at 1-212-801-9783, Barclays Bank PLC toll-free at 1-888-603-5847, Deutsche Bank AG, London Branch at 1-800-503-4611 or J.P. Morgan Securities plc toll-free at +44-207-134-2468.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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